Cusip # 74758B104


Item 1:       Reporting Person - Manohar L. Malwah (Tax ID: ###-##-####)
Item 4:       United States of America
Item 5:       348,844
Item 6:       None
Item 7:       348,844
Item 8:       None
Item 9:       348,844
Item 11:      5.8%
Item 12: IN